UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42154

ESHALLGO INC

No. 37, Haiyi Villa, Lane 97, Songlin Road

Pudong New District

Shanghai, China 200120

+86 400 100 7299

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F  ☐

On January 8, 2026, at 11:00 a.m., Shanghai Time (January 7, 2026, at 10:00 p.m. Eastern Time), Eshallgo Inc. held a meeting of the holders of class A ordinary shares of a par value of $0.0001 each (the “Class A Ordinary Shares”) (the “Class A Meeting”) at the principal office of the Company located at No. 37, Haiyi Villa, Lane 97, Songlin Road, Pudong New District, Shanghai, China 200120. Immediately following the Class A Meeting, the Company held a meeting of the holders of class B ordinary shares of a par value of $0.0001 each (the “Class B Ordinary Shares”) (the “Class B Meeting”), at the same location. Immediately following the Class B Meeting, the Company held an annual general meeting of the shareholders of (the “Annual General Meeting”), at the same location.

As of the record date of December 2, 2025 (the “Record Date”), there were 26,505,340 Class A Ordinary Shares and 5,856,000 Class B Ordinary Shares outstanding. Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share held for each of the proposals and holders of Class B Ordinary Shares as of the Record Date are entitled to ten (10) votes for each Class B Ordinary Share held for each of the proposals.

Class A Meeting

Holders of 9,171,549 Class A Ordinary Shares of the Company were present in person or by proxy at the Class A Meeting, representing approximately 34.8% of the 26,505,340 outstanding Class A Ordinary Shares as of the Record Date , and therefore constituting a quorum of at least one-third of all votes attaching to all the Class A Ordinary Shares outstanding and entitled to vote at the Class A Meeting as of the Record Date. The matter voted on at the Class A Meeting was approved. The final voting results for the matter submitted to a vote of shareholders at the Class A Meeting are as follows:

	For	Against	Abstain
Proposal 1: By an ordinary resolution of the holders of class A ordinary shares of a par value of $0.0001 each, to approve the increase of the voting rights attached to the class B ordinary shares of a par value of $0.0001 each of the Company from ten (10) votes per share to fifty (50) votes per share on all matters subject to vote at general meetings of the Company, subject to the rights, restrictions, qualifications and preferences (if any) to be set forth in the Restated M&A.	9,171,549	53,275	61

Class B Meeting

Holders of 5,856,000 Class B Ordinary Shares of the Company were present in person or by proxy at the Class B Meeting, representing 100% of the 5,856,000 outstanding Class B Ordinary Shares as of the Record Date , and therefore constituting a quorum of at least one-third of one-third of all votes attaching to the Class B Ordinary Shares outstanding and entitled to vote at the Class B Meeting as of the Record Date. The matter voted on at the Class B Meeting was approved. The final voting results for the matter submitted to a vote of shareholders at the Class B Meeting are as follows:

	For	Against	Abstain
Proposal 1: By an ordinary resolution of the holders of class B ordinary shares of a par value of $0.0001 each, to approve the increase of the voting rights attached to the class B ordinary shares of a par value of $0.0001 each of the Company from ten (10) votes per share to fifty (50) votes per share on all matters subject to vote at general meetings of the Company, subject to the rights, restrictions, qualifications and preferences (if any) to be set forth in the Restated M&A.	58,560,000	0	0

Annual General Meeting

Holders of at least 9,290,051 Class A Ordinary Shares and holders of 5,856,000 Class B Ordinary Shares of the Company were present in person or by proxy at the Annual General Meeting, representing approximately 35.05% of the 26,505,340 outstanding Class A Ordinary Shares and 100% of the 5,856,000 outstanding Class B Ordinary Shares as of the Record Date, and therefore constituting a quorum of at least one-third of one-third of all votes attaching to the Class A Ordinary Shares and Class B Ordinary Shares outstanding and entitled to vote at the Annual General Meeting as of the Record Date. All matters voted on at the Annual General Meeting were approved. The final voting results for the matters submitted to a vote of shareholders at the Annual General Meeting are as follows:

	For	Against	Abstain
Proposal 1: By an ordinary resolution, to re-appoint Zhidan Mao, Qiwei Miao, Xiaohui Wu, Weibo Weng, Weimin Xu, Kewa Luo to serve on the Company’s board of directors until the next annual general meeting of shareholders or until their office is otherwise vacated or they are removed in accordance with the Company’s then effective memorandum and articles of association.
Zhidan Mao	15,729,614	17,772	1
Qiwei Miao	15,729,614	17,772	1
Xiaohui Wu	15,729,614	17,772	1
Weibo Weng	15,729,614	17,772	1
Weimin Xu	15,729,614	17,772	1
Kewa Luo	15,729,614	17,772	1

Proposal 2: By an ordinary resolution, to approve the appointment of Felix CPAs LLC as the Company’s independent registered public accounting firm for the fiscal year ended on March 31, 2026.	15,724,403	14,400	8,584

Proposal 3: By an ordinary resolution, subject to approval by the holders of class A ordinary shares of a par value of $0.0001 each of the Company (the “Class A Ordinary Shares”) and the holders of class B ordinary shares of a par value of $0.0001 each of the Company (the “Class B Ordinary Shares”, and together with Class A Ordinary Shares, the “Ordinary Shares”) of the change of voting rights, to approve the increase of the voting rights attached to the Class B Ordinary Shares from ten (10) votes per share to fifty (50) votes per share on all matters subject to vote at general meetings of the Company, subject to the rights, restrictions, qualifications and preferences (if any) to be set forth in the Restated M&A.	15,697,199	50,187	1

Proposal 4: By an ordinary resolution, to approve an increase of the Company’s authorized share capital from US$10,000 divided into 100,000,000 ordinary shares of a par value of US$0.0001 each comprising (i) 90,000,000 class A ordinary shares of a par value of $0.0001 each and (ii) 10,000,000 class B ordinary shares of a par value of $0.0001 each, to US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each comprising (i) 450,000,000 class A ordinary shares of a par value of $0.0001 each and (ii) 50,000,000 class B ordinary shares of a par value of $0.0001 each, by the creation of additional 360,000,000 Class A Ordinary Shares and 40,000,000 Class B Ordinary Shares, with immediate effect.	15,697,139	50,247	1

Proposal 5: By an ordinary resolution, to approve (a) a share consolidation of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares, at a ratio of not less than 1-for-10 and not more than 1-for-200 (the “Range”), with the final ratio to be set at a whole number within the Range to be determined by the board of directors of the Company (the “Board”) in its sole discretion at any time after approval by the shareholders (the “Share Consolidation”), and authorize the Board to implement such Share Consolidation at its sole discretion at any time prior to the one-year anniversary of the AGM; and (b) in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation, and the Board be and is hereby authorized to do all other acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by or giving effect to and implementing the Share Consolidation, including determining the final ratio and the effective date of Share Consolidation and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and make necessary filing(s) to reflect the Share Consolidation.	15,710,811	36,575	1

Proposal 6: By a special resolution, subject to and conditional upon approval by the holders of Class A Ordinary Shares and the holders of Class B Ordinary Shares of the Change of Voting Rights, the approval by the shareholders of the Change of Voting Rights, the Share Capital Increase and the Share Consolidation, to adopt the third amended and restated memorandum and articles of association of the Company (the “Restated M&A”) in substitution for and to the exclusion of the currently effective memorandum and articles of association of the Company, to (i) implement the Change of Voting Rights, (ii) implement the Share Capital Increase, and (iii) implement the Share Consolidation, becoming effect on the date the Board may determine in its sole discretion so long as it is implemented prior to the one-year anniversary of the AGM, and authorize Board to do all other acts and things as the Board considers necessary or desirable in connection with the adoption of the Restated M&A, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.	15,697,139	38,247	12,001

Proposal 7: By an ordinary resolution, to adjourn the AGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One to Six.	15,729,139	18,247	1

A copy of the Third Amended and Restated Memorandum of Association is filed as Exhibit 3.1 to this report.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Third Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eshallgo Inc.

Date: January 8, 2026	By:	/s/ Qiwei Miao
	Name:	Qiwei Miao
	Title:	Chief Executive Officer

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